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               Credit Suisse First Boston Corporation Letterhead

July 7, 1997

Board of Directors
Delchamps, Inc.
305 Delchamps Drive
Mobile, Alabama 36602

Members of the Board:

You have asked Credit Suisse First Boston ("CSFBC") to advise you with respect to the fairness to the shareholders of Delchamps, Inc. ("Delchamps" or the "Company") from a financial point of view of the consideration to be received by such shareholders pursuant to the terms of the Agreement and Plan of Merger (the "Merger Agreement") among Jitney-Jungle Stores of America, Inc. ("Jitney-Jungle"), Delta Acquisition Corporation, a wholly-owned subsidiary of Jitney-Jungle ("Sub"), and the Company. The Merger Agreement provides for a tender offer (the "Tender Offer") by Sub for all of the outstanding shares of the Company's common stock, $.01 par value per share, and the associated preferred share purchase rights (together, the "Shares") at $30.00 per Share, net to the seller in cash, followed by the merger (the "Merger") of Sub with and into the Company pursuant to which the Company will become a wholly owned subsidiary of Jitney-Jungle and each outstanding Share (other than Shares owned by the Company as treasury stock and Shares owned by Jitney-Jungle, Sub or any other wholly-owned subsidiary of Jitney-Jungle) will be converted into the right to receive $30.00 in cash.

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company, as well as a draft dated July 6, 1997 of the Merger Agreement. We have also reviewed certain other information, including financial forecasts, provided to us by Delchamps and have met with the Company's management to discuss the business and prospects of Delchamps.

We have also considered certain financial and stock market data of Delchamps, and we have compared those data with similar data for other publicly held companies in businesses similar to that of the the Company, and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. In connection with our engagement, we approached third parties to solicit indications of interest in the possible acquisition of the Company and held preliminary discussions with certain of these parties prior to the date hereof.

We have acted as financial advisor to the Company in connection with the Tender Offer and the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Tender Offer. In the past, CSFBC has performed certain investment banking services for Jitney-Jungle and has received customary fees for such services. With the consent of the Company, CSFBC will act as an underwriter for the offering of high-yield securities proposed to be made by Jitney-Jungle in connection with the Tender Offer and the Merger, and Credit Suisse First Boston, an affiliate of CSFBC ("CSFB"), has committed to provide senior bank and bridge financing for the Tender Offer and the Merger for which, in each case, CSFBC and CSFB will receive customary fees for their services.
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In the ordinary course of CSFBC's business, CSFBC and its affiliates may actively trade the equity securities of Delchamps and the debt securities of Jitney-Jungle for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors in connection with its consideration of the Tender Offer and the Merger, does not constitute a recommendation to any holder of Shares as to whether such holder should tender Shares pursuant to the Tender Offer or how such holder should vote with respect to the Merger and is not to be quoted or referred to, in whole or in part, in any disclosure document distributed in connection with the Tender Offer or any proxy statement or information statement distributed in connection with the Merger, or used for any other purposes, without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the holders of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION